Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

POSTPONEMENT OF ANNUAL GENERAL MEETING

We refer to the notice of the annual general meeting (the “AGM Notice”) and the circular (the “AGM Circular”) of KE Holdings Inc. (the “Company”) both dated April 17, 2025 in relation to, among other things, the date of the forthcoming annual general meeting of the Company (the “AGM”) and details of the resolutions to be considered and approved at the AGM. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the AGM Notice and the AGM Circular.

POSTPONEMENT OF THE AGM

Due to the need for work arrangements coordination and considering the actual conditions of the Company, after careful consideration, the board of directors of the Company (the “Board”) resolved that the AGM originally scheduled at 10:00 a.m., Beijing time on Friday, June 13, 2025 will be postponed to 10:00 a.m., Beijing time on Friday, June 27, 2025. The venue of the AGM remains unchanged at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC.

SHARE RECORD DATE AND ADS RECORD DATE

Each of the Share Record Date and the ADS Record Date as disclosed in the AGM Notice remains unchanged.

PROXY FORM AND ADS VOTING CARDS

The proxy form for use at the AGM sent together with the AGM Notice and the AGM Circular to the Shareholders on April 17, 2025 (the “Proxy Form”) will be valid proxy form continuously applicable at the postponed AGM.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the postponed AGM in person. Your vote is important. You are urged to complete, sign, date, and return the Proxy Form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if the ADSs are held by holders on the books and records of the Depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the Proxy Form by no later than 10:00 a.m. (Hong Kong time) on June 25, 2025 (being 48 hours before the time appointed for the postponed AGM) at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the new time and date specified by them to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the postponed AGM.

Save as disclosed above, all other information set out in the AGM Notice and the AGM Circular remains unchanged.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, June 3, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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